Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

December 12, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Patrick Faller
Joshua Shainess

Re:	Perfect Corp.
Registration Statement on Form F-1
Filed October 28, 2022
File No. 333-268057

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Amendment No. 1”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed its registration statement on Form F-1 on October 28, 2022 (the “Registration Statement”) with the Commission. The Amendment No. 1 has revised the Registration Statement to reflect the Company’s responses to the comment letter to the Registration Statement, dated November 23, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No.1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Registration Statement; the page numbers in the Company’s responses refer to page numbers in the Amendment No.1.

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that each selling securityholder or group of selling securityholders paid for such shares and warrants. Highlight any differences in the current trading price, the prices at which the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Additionally, please include disclosure addressing the related risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 48-49 of the Amendment No. 1.

2.	Revise your cover page to identify your controlling shareholder and discuss the dual class voting structure of your common stock. Disclose the controlling shareholder's total voting power and cross-reference a longer discussion of the effects of your status as a "controlled company."

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

3.	Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 21, 55, 59, and 133-134 of the Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

4.	We note the Form 8-K filed by Provident on October 28, 2022, indicating the significant number of redemptions of your Class A ordinary shares in connection with your business combination. Include disclosure about the number of redemptions in your registration statement and address the fact that such redemptions significantly reduced the gross proceeds to the Company from the business combination and will also impact the liquidity of your securities. Disclose on your cover page that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A ordinary shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 32, 48-49 and 133-134 of the Amendment No. 1.

5.	Disclose on your cover page that you have operations and generate revenue in the People’s Republic of China (the "PRC") and, as a result, face certain legal risks and uncertainties relating to the laws and regulations of the PRC. Note the consequences of any penalties, proceedings or actions that may disrupt your business operations and materially and adversely affect your reputation, business, financial condition and results of operations and may cause the value of your securities to significantly decline or become worthless. Include a cross-reference to the discussion of these risks in your prospectus.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

Risk Factors

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our. . ., page 42

6.	You state that sales of a substantial number of your securities in the public market by your existing securityholders "could" depress the price of your securities. Update this risk factor, including the caption, to reflect that your registration statement is facilitating such sales and that you are registering a substantial amount of your outstanding securities for resale. Further, revise your risk factor disclosure to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares as compared to the public investors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 48-49 of the Amendment No. 1.

Company Overview, page 115

7.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 133-134 of the Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 115

8.	We note that the projected revenues for 2022 were $60.7 million, as set forth in the unaudited prospective financial information management prepared and provided to the board of Provident in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $23.4 million. It appears that there is a possibility you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-18 and 133-134 of the Amendment No. 1. The Company also respectively advises the Staff that the Registration Statement and the Amendment No.1 do not disclose any projection of revenue or other financial information of the Company. As disclosed under the section titled “Certain Projected Financial Information” on pages 161-162 of Amendment No. 6 to the Company’s registration statement on Form F-4 (the “Effective F-4”), the Company’s projections prepared as of February 4, 2022 (the “Business Combination Projections”) were included in the Effective F-4 because they had been provided to Provident’s board of directors for the purpose of its evaluation of the Business Combination and not with the view of inducing Provident’s shareholders to vote in favor of the Business Combination. As cautioned in the Effective F-4, the Business Combination Projections should not be viewed as public guidance by the Company and may be materially different from actual results. The Company believes its disclosure related to the Business Combination Projections has been compliant with Item 10(b) of Regulation S-K, considering that (i) the Company had prepared such projections based on management’s good faith assessment of the Company’s future performance based on what management considered to be reasonable assumptions as of February 2022, and the Company had cautioned readers against unduly relying on the Business Combination Projections; and (ii) based on the unaudited financial results for the nine months ended September 30, 2022 and the management’s assessment of the Company’s business performance in the fourth quarter of 2022, the Company has provided investors with important insights into the limitations of the Business Combination Projections in the press release regarding the unaudited financial results for the nine months ended September 30, 2022, which has been furnished to the Commission on a Form 6-K on November 30, 2022. Considering all of these factors, including the updated disclosure set forth on pages 13-18 and 133-134 of the Amendment No. 1, the Company believes that investors have been duly cautioned regarding the limited scope, purpose and reliance of the Business Combination Projections.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Selling Securityholders, page 150

9.	Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Amendment No. 1.

Exhibits

10.	We note that counsel's legal opinion filed as Exhibit 5.1 opines with respect to the 38,850,406 shares of Class A ordinary shares and 9,350,000 shares issuable upon exercises of the warrants. Please have counsel revise its legal opinion to include the 2,750,000 Class A ordinary shares issuable upon exercises of Perfect Forward Purchase Warrants that you are registering or advise.

Response:

In response to the Staff’s comment, the Company respectively advises the Staff that 9,350,000 shares issuable upon exercises of the warrants consists of the 2,750,000 Class A ordinary shares issuable upon exercises of Perfect Forward Purchase Warrants. The Registration Statement registers both primary offering and resale of such 2,750,000 Class A ordinary shares issuable upon exercises of Perfect Forward Purchase Warrants. Accordingly, the 2,750,000 Class A ordinary shares issuable upon exercises of Perfect Forward Purchase Warrants have been covered by the filed Exhibit 5.1.

*     *     *

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

If you would like to discuss any aspect of the Amendment No. 1, please contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin
Partner
Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Alan Chien, Partner

PricewaterhouseCoopers Taiwan